SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Meredith Corporation
(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)
(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)
(CUSIP Number)

Chris Sidwell
c/o Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
515-284-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		7,203 shares of Common Stock and
1,717,012 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		7,203 shares of Common Stock and
1,874,706 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,615 shares of Common Stock and 1,967,118 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% of shares of Common Stock (assuming conversion of the Class B) and 25.5% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		60,608* shares of Common Stock and
2,117,822 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
850,106 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		60,608 shares of Common Stock and
2,117,822 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,020 shares of Common Stock and 2,967,928 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8% of shares of Common Stock (assuming conversion of the Class B) and 38.5% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 51,930 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		2,220,213 shares of Class B Common Stock

BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
850,106 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		2,220,213 shares of Class B Common Stock

PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,412 shares of Common Stock and 3,070,319 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% of shares of Common Stock (assuming conversion of the Class B) and 39.8% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On February 10, 2014, Dianna Mell Meredith Frazier and Edwin T. Meredith, IV, as an investment advisor to a trust for the benefit of her or him and members of her or his immediate family, each converted 300,000 shares of Class B Common Stock of Meredith Corporation (the "Company") into Common Stock of the Company and then sold the 300,000 shares of Common Stock of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	Katherine C. Meredith: 99,615 shares of Common Stock (5.3%* of Common Stock outstanding) 1,967,118 shares of Class B Common Stock (25.5% of Class B Common Stock outstanding)

D. Mell Meredith Frazier: 153,020 shares of Common Stock (7.8%* of Common Stock outstanding) 2,967,928 shares of Class B Common Stock (38.5% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 92,412 shares of Common Stock (7.9%* of Common Stock outstanding) 3,070,319 shares of Class B Common Stock (39.8% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother and Katherine C. Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)
No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4 or previously reported on an amendment to this Schedule 13D.

(d)	None

(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2014

/s/ Katherine C. Meredith
Katherine C. Meredith

/s/ D. M. M. Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV